SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                                   NWH, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   62946E106
                     (CUSIP Number of Class of Securities)

                              Sterling S. Hathaway
                             Chapman Capital L.L.C.
                            Pacific Corporate Towers
                       222 N. Sepulveda Blvd., Suite 1322
                          El Segundo, California 90245
                                (310) 662-1900
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 13, 2002
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chap-Cap Partners, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  210,600

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  210,600

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  210,600

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.1%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  PN

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chapman Capital L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)       [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  210,600

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  210,600

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  210,600

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.1%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  OO

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert L. Chapman, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                  N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  210,600

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  210,600

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  210,600

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.1%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN

     This Schedule 13D is being filed on behalf of Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), Robert L. Chapman, Jr., an individual ("Mr. Chapman" and, together with Chap-Cap and Chapman Capital, the "Reporting Persons"). This Schedule 13D relates to the common stock, no par value per share, of NWH, Inc., a Delaware corporation (the "Issuer" or "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. Chapman Capital is the investment manager and adviser to, and general partner of, Chap-Cap. Chap-Cap directly owns the Common Stock beneficially owned by the Chapman Reporting
Persons and to which this Schedule 13D relates, and the Chapman Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by Chap-Cap to vote and to dispose of the securities held by Chap-Cap, including the Common Stock.

ITEM 1.  Security and Issuer

     This statement on Schedule 13D relates to the Common Stock of the Company. The address of the principal executive officers of the Company is 156 West 56th Street, Suite 2001, New York, NY 10019.

ITEM 2.  Identity and Background

     (a) This statement is being filed by Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr. (collectively, the "Reporting Persons").

     (b) The address of the principal business and principal office of Chap-Cap, Chapman Capital and Robert L. Chapman, Jr. is Pacific Corporate Towers, 222 N. Sepulveda Blvd., El Segundo, California 90245.

     (c) Chap-Cap's present principal business is investing in marketable securities. Chapman Capital's present principal business is serving as the General Partner of Chap-Cap. Robert L. Chapman, Jr.'s present principal occupation is serving as Managing Member of Chapman Capital. Chapman Capital and Robert L. Chapman, Jr. each expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Robert L. Chapman, Jr. is a citizen of the United States.


ITEM 3.  Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by the Reporting Persons in making their purchases of the shares of Common Stock beneficially owned by them are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $2,500,091

ITEM 4.  Purpose of Transaction

     The purpose of the acquisition of the securities of the Company beneficially owned by Chap-Cap was to acquire such securities in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

     Mr. Chapman has spoken with management and directors of the Company regarding his desire to influence the management of the Company with respect to business strategies, joint ventures, recapitalizations, a full sale of the Company, sales of assets, mergers, negotiated or open-market stock repurchases or other extraordinary corporate transactions (collectively, "Potential Transactions"). On October 10, 2002, Mr. Chapman engaged in discussions with the Issuer's CEO and President, Mr. Terrence S. Cassidy, regarding Mr. Chapman's view that the Issuer's shareholders would be better served by the Issuer's being merged into another enterprise through a premium change-of-control transaction or other form of liquidation. On December 13, 2002, Mr. Chapman sent a critical letter to Mr. Cassidy and the Board of Directors of the Issuer. The correspondence, dated December 13, 2002, is attached hereto as Exhibit B.

     The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions. However, it should not be assumed that such members will take any of the foregoing actions. The members of the Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Company.

     The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.

     The Reporting Persons are engaged in the investment business. In pursuing this business, Chapman Capital personnel analyze the operations, capital structure and markets of companies, including the Company, on a daily basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, analysts may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of
Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the Company or acquiring another Company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

     Except as set forth above and in Exhibits B and C, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of such members may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5.  Interest in Securities of the Issuer

     (a) Together, the Reporting Persons beneficially own a total of 210,600 shares of Common Stock constituting 7.1% of all of the outstanding shares of Common Stock.

     (b) The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

     (c) The following transactions were effected by the Reporting Persons during the past sixty (60) days:

                            Amount of Shares      Approximate Price per Shares
Date       Security         Bought/(Sold)         (inclusive of commissions)
12/03/02   Common Shares         (2,300)            $12.02
12/03/02   Common Shares         43,900             $12.12
12/05/02   Common Shares         30,500             $12.06

     The above transactions were effected by the Reporting Persons on the NASDAQ National Market.

     Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Not applicable.

ITEM 7.  Material to be Filed as Exhibits

         Exhibit A - Joint Filing Agreement, dated as of December 13, 2002, by and among the members of the Reporting Persons.

         Exhibit B - Letter from Robert L. Chapman, Jr., as Managing Member of Chapman Capital L.L.C., to Mr. Terrence S. Cassidy, CEO and President of the Company, dated December 13, 2002.

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: December 13, 2002               CHAP-CAP PARTNERS, L.P.
                                       By: Chapman Capital L.L.C.,
                                           as General Partner

                                       By:/s/ Robert L. Chapman, Jr.
                                          ----------------------------
                                           Name:  Robert L. Chapman, Jr.
                                           Title: Managing Member


Dated: December 13, 2002               CHAPMAN CAPITAL L.L.C.


                                       By:/s/ Robert L. Chapman, Jr.
                                          ----------------------------
                                           Name:  Robert L. Chapman, Jr.
                                           Title: Managing Member



Dated: December 13, 2002


                                          /s/ Robert L. Chapman, Jr.
                                          ----------------------------
                                          Robert L. Chapman, Jr.

                                   Exhibit A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of NWH, Inc. dated December 13, 2002, and any further amendments thereto signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  December 13, 2002

                                            CHAP-CAP PARTNERS, L.P.
                                            By: Chapman Capital L.L.C.,
                                                     as General Partner


                                            By:      /s/Robert L. Chapman, Jr.
                                                     -------------------------
                                                     Robert L. Chapman, Jr.
                                                     Managing Member


                                            CHAPMAN CAPITAL L.L.C.


                                            By:      /s/Robert L. Chapman, Jr.
                                                     -------------------------
                                                     Robert L. Chapman, Jr.
                                                     Managing Member



                                            /s/Robert L. Chapman, Jr.
                                            -------------------------
                                            Robert L. Chapman, Jr.

                                   Exhibit B


                       CHAPMAN CAPITAL L.L.C. LETTERHEAD


Robert L. Chapman, Jr.
Managing Member



                                        December 13, 2002



Mr. Terrence S. Cassidy
CEO and President
NWH, Inc.
156 West 56th Street, Ste. 2001
New York, NY  10019

Via United Parcel Service Overnight Delivery

Dear Mr. Cassidy:

Chap-Cap Partners, L.P., the Delaware limited partnership advised by Chapman Capital L.L.C., owns over 210,000 shares of NWH, Inc. ("NWH", formerly National Wireless Holdings, Inc.), which we began to accumulate a year ago in December 2001. It appears that this 7.1% stake in NWH makes Chap-Cap Partners its third largest shareholder. Prior to purchasing the bulk of our shares, our initial attraction to NWH came not from its senior management, but rather from its shares' apparent undervaluation. In particular, we placed faith in your assurances contained in NWH's August 9, 2002 press release announcing the results of the annual meeting of stockholders: "In view of our strategy, we continue to consider actively all means of maximizing value, such as continued investment in ENS' future growth or its possible disposition, which we believe could be effected well in excess of its current book value, as well as possible acquisitions." With this declaration in mind, Chapman Capital determined to broaden its understanding of NWH by communicating with you as its only recognizable home-office executive.

FOR MONTHS ON END, CHAPMAN CAPITAL ATTEMPTED TO GARNER YOUR ATTENTION TO THE STAGNATING MARKET VALUE AND PERSISTENT UNDERVALUATION OF NWH'S SHARES. Finally, after being re-directed by your administrative assistant Carl Nicola on October 10, 2002, I was blessed with the sound of your soothing voice when I caught you at home around 10:30 a.m. EST during an apparent "sick day" away from your duties at NWH. Your reputation for shareholder disgust preceded you, leaving me somewhat prepared for something other than a "red carpet reception." However, nothing outside of reading your second ex-wife's publicly-available divorce filings could have prepared me for the execration that you delivered that morning. Within seconds, you managed to attack one of NWH's largest shareholders using some of the most profane language I have ever heard during such a brief period of time. I was treated to a variety of boasts and blasphemy, including your claims that you were "the best God damn telco investor alive," "I don't give a shit about the fuckin' shareholders," and my personal favorite, "I'm going to come over there and kick your fuckin' ass." I have trouble comprehending how you could have determined this to be proper executive comportment, especially with a large institutional shareholder as your audience. So X-rated was your onslaught that I doubt that even rap stars Eminem or Ice-Cube would allow such verbiage to reach their children's ears unshielded. However, should you decide to change careers from what we view as a failed corporate executive to a Wall Street Rapper, we recommend that you name your band "E.W.A.", standing of course for "Executivz Wit' Attitude." Furthermore, given that a rapper's zip code is considered to be crucial to his standing in "the hood," I can think of no better name for your debut CD than "E.W.A. -- Straight Outta Hampton."

SO MESMERIZED WAS OUR FIRM BY YOUR MOST BEGUILING BEHAVIOR THAT WE IMMEDIATELY BEGAN AN INVESTIGATION INTO YOUR BACKGROUND IN A QUEST TO BETTER UNDERSTAND THE ROOT OF YOUR APPARENT DERELICTION AT THE HELM OF NWH. We figured that your brutish behavior, though never excusable for a public company CEO, might find some rational explanation in a resume replete with accomplishment and wealth creation. However, our inquiry revealed a career with a rather mixed pedigree. Though much of the criticism contained herein is the opinion of Chapman Capital L.L.C. and other past/current shareholders, I am confident you will recognize that we have provided substantial evidence to support our views.

It seems that you endured a 15-year tenure at Allen & Co. before decamping after reaching the less-than-impressive "Vice President and principal - corporate finance" title. This departure seems to have preceded an extremely brief stint as "chief financial consultant and investment banking adviser" of Touchstone Video Network (TVN) in the fall of 1988. Inexplicably, the TVN experience is not mentioned in your biographical background section of NWH's recent proxy statements. Your apparently forgettable TVN employment came and went around the time that you served on the board of directors of Eagle Telephonics Inc. (last traded at 5c/share on the Pink Sheets). After stumbling upon news of your second divorce on the Internet, we considered giving you the benefit of the doubt by ascribing your volatile behavior to marital remorse. However, after reading your then-wife's court pleading that she "vacated the marital residence because the husband emotionally and verbally abused" her, we concluded that your contumely was likely the cause rather than effect of apparent marital and professional setbacks.

THE SEPTEMBER 21, 1998 PALM BEACH POST ARTICLE ON NATIONAL WIRELESS HOLDINGS SEEMS TO HAVE SEALED YOUR REPUTATION FOR REPUGNANCE, ARROGANCE AND DELUSION. The article contains many mind boggling lines, the lowlights of which follow:

     1) "Now, that BellSouth deal [that "turned nearly a ninefold profit on its investment"] is what Terrence Cassidy, the CEO and president of National Wireless, cites to attract investors. He tells them he is capable of other such coups." - fallaciously implying that the BellSouth "coup" was of Terry Cassidy's doing and not the brainchild and result of Mr. Michael Specchio, and lacking any real predictive power in hindsight given NWH's performance since the article's publication.

     2) " `He's an investor's investor,' said Richard Koe, general partner at Astoria Capital Partners, in Portland, Ore., owner of 7.1 percent of National Wireless stock as of May. `The product is Terry Cassidy and his ability to find opportunity.' " - Koe would later come to his senses and lead the successful opposition to your proposal for a lavish amendment to the 1997 Equity Incentive Plan. In an apparent allergic reaction to your managerial cooking, Astoria vomited its investment in NWH in the fall of 2001, creating a six-year low tick for the stock.

     3) "Cassidy said in April that he scheduled the shareholders meeting in Miami so that New York analysts and investors wouldn't come. He could not be reached for comment for this article. His New York office said for a month that he was traveling." - the idea of a public company's CEO locating his shareholder meeting so that shareholders wouldn't attend is unimaginable, and the arrogance that accompanies that CEO insouciantly disclosing this to a reporter, the year after being paid $420,000 but before taking off for a month of travels, inconceivable.

CHAPMAN CAPITAL'S DISCOVERY OF YOUR INVOLVEMENT IN THE PINE TOP INSURANCE SCANDAL OF 1985 DEEPENED OUR SUSPICIONS OF INEPTITUDE. On March 22, 1985, Greyhound Corporation sold the domestic units of Pine Top Insurance (Pine Top) to Whitney Financial Group Inc. (Whitney) for about $28 million, the book value of the units as agreed to by Whitney. Whitney, a Delaware corporation based in Phoenix, AZ, was controlled by one Terrence S. Cassidy, who owned 100% of its voting stock. Accompanying Mr. Cassidy in this management buyout of Pine Top were partners Glenn Herbst (President of Pine Top), Robert M. Brown, George M. Powers (Chairman) and H. Loren Hawley (Vice Chairman). The apparently ill-conceived Pine Top deal masterminded by you began to unravel almost from Day
1. According to the July 4, 1988 issue of Business Insurance, Greyhound resumed control of Pine Top only a few months after Whitney took control "because of internal problems at Whitney resulting in litigation among its owners, directors and officers." We reviewed with horror the litigation between you and your partners at Whitney, especially the allegations of fraud, deception and boardroom manipulation as competing parties fought for control. Shockingly, Pine Top, the target of what one would hope was extensive due diligence, was apparently already insolvent by over $100 million (over three times the book valued apparently estimated by your investment group) at the time your acquisition was announced. By June 1986, Pine Top had been placed in voluntary rehabilitation. Had Bryan Burrough not been occupied writing Barbarians at the Gate, the classic story of the RJR Nabisco LBO battle, I feel he could have written a comic version about the story of Whitney Financial, starring you as the bumbling corporate tycoon, entitled "Buffoons at the Gate." Perhaps you and your partners should have invested more time understanding the business you were attempting to acquire rather than suing each other over who would control the company and the cash allegedly diverted from it.

While dismayed by your litigation against your business partners in the Pine Top deal, we were even more stunned to learn that you served as defendant as well as plaintiff in this financial meltdown. According to the July 4, 1988 issue of Business Insurance, ILLINOIS INSURANCE DIRECTOR JOHN E. WASHBURN SUED YOU AND OTHER PARTIES CHARGING RESPONSIBILITY FOR THE INSURER'S COLLAPSE. Indeed, the suit, which sought an unspecified amount of damages, alleged Pine Top's insolvency "was directly and proximately caused by the negligence and mismanagement of its directors and officers." Specifically relating to your own actions, the suit accuses Pine Top's former parent, Whitney Financial Group of Phoenix, Ariz., "of misappropriating funds during its brief ownership of the insurer in 1985." The suit accused three officers of Whitney -- Robert A. Brown, Terrence S. Cassidy and H. Loren Hawley - of negligence for "improperly withdrawing" $253,000 of the insurer's assets and asked the court to order the three to return this sum plus any additional damages the court deemed fair. Apparently so disgusted by the behavior exhibited in this matter was Judge William T. Marony of the Superior Court of Arizona that in a filing dated December 18, 1985, he gave you and your partners the unflattering label of "promoter."

--------------------------------------------------------------------------------

WE BELIEVE THE CREDIT FOR NWH'S RICH NET ASSET VALUE LEGITIMATELY BELONGS TO MICHAEL J. SPECCHIO AND JOSEPH D. TRUSCELLI, THE RESPECTIVE FOUNDERS/DEVELOPERS OF THE COMPANY'S SINCE-LIQUIDATED SOUTH FLORIDA WIRELESS CABLE AND EXISTING ELECTRONIC CLAIMS/TRANSACTION PROCESSING (ENS) BUSINESSES. Contrary to your numerous reported professions of greatness for the not-so-incredible accomplishment of "not going broke while everyone else went to zero," we view you as nothing more than a Wall Street pretender who specializes in boisterously bullying the very shareholders to whom you owe a fiduciary duty. Though you have changed your tune in the wake of a public rebuke by NWH's largest public shareholder, when there was more praise to spread around you gave due credit for the highly-successful South Florida Television (MMDS) division to Mr. Specchio some two and a half years ago, saying at the time of his unfortunate resignation, "We wish Mike well in his other pursuits. He made a valuable contribution in developing and disposing of our wireless cable interests." Indeed, we found reprinted on NWH's message board a 1986 article from the Business Journal of Milwaukee chronicling Mr. Specchio's now-legendary building from the ground up of a wireless cable empire that preceded his repeat performance at NWH. Mr. Truscelli, who you reportedly drove away as ENS CEO and President through a Machiavellian combination of dilution and derision, started this NWH division on a shoestring budget in his garage before Mr. Specchio brought it to NWH's attention some seven years ago. Just so that you do not feel left out, I suppose you should be given "boasting rights" to NWH's 1995 abortive purchase of TLC Productions, Inc. ("The strategic decision to purchase the teleport and uplink company was motivated by the synergies of the two companies' technologies and the fact that TLC Productions is financially sound and produces positive cash flow."- Terrence Cassidy, May 3, 1995; in April 2001, NWH closed TLC Productions, Inc., leaving its net assets at a mere $91,000.00).

IT SEEMS TO CHAPMAN CAPITAL THAT SERVING AS ONE OF TERRENCE S. CASSIDY'S BUSINESS PARTNERS IS A ONE-INGREDIENT RECIPE FOR FINANCIAL AND EMOTIONAL PAIN. Included in such group of apparently abused parties are: a) your partners in the Pine Top Insurance fiasco (with whom you became embroiled in litigation), b) your second ex-wife Caroline (with whom you battled over the custody rights to LuLu, a Yorkshire Terrier reportedly given to her as a Christmas present), c) Joseph Truscelli (who left ENS, the company he founded, after his ownership stake was massively diluted), and d) numerous other NWH shareholders, potentially including Richard Koe (head of former shareholder Astoria Capital Partners), Lawrence Zimmerman (a "brash New Yorker" who, according to the August 2, 1998 issue of the Sunday Times, "took the advice of a friend, Terry Cassidy, to concentrate on telecoms and has since made `successful' investments in National Wireless and Winstar Communications"), and, of course, the current shareholders of NWH (who hold shares valued near the 1994 IPO price despite a 145% increase in the S&P 500 since that time). The only parties we can find who have profited in association with you are former NWH shareholders such as wireless pioneer Michael Specchio, who reportedly sold NWH shares into the delusional and brief mania driving the Internet/Telco Bubble of 2000.

I FIND IT DIFFICULT TO BELIEVE THAT YOUR INSULTING BEHAVIOR TOWARD NWH'S OWNERS IS CONDONED BY THE COMPANY'S BOARD OF DIRECTORS, WHICH UNTIL NOW HAS BEEN
PERCEIVED TO BE COMPRISED OF PRESTIGIOUS MEMBERS OF THE NEW YORK BUSINESS COMMUNITY. When NWH was so unfortunate to lose Michael Specchio as Chairman of the Board (shoes filled vacuously by you soon thereafter), former New York State Director of Economic Development Vincent Tese filled the vacated Board seat. Tese, "an experienced lawyer, investment advisor and cable television executive," may be unaware of your deportment as NWH CEO given his being spread quite thin between reported directorships of no less than eight companies and virtually nonexistent (5,000 shares) ownership stake in NWH. Michael A. McManus, Jr., former assistant to both Presidents Ford and Reagan and one-time lieutenant to New York financier Ronald Perelman, obviously has placed his own reputation in jeopardy if he has consented to your perturbing management style at NWH. I find it unlikely that Mr. McManus desires a repeat of the disaster that followed his time served as director of RGB Computer Video Systems (a.k.a. SAF T LOK Incorporated, the highly-controversial company whose shares last traded for $0.0001 each). Additionally, Mr. Thomas R. DiBenedetto, President of Junction Investors, part-owner of the Boston Red Sox and Trustee of Massachusetts General Hospital and Trinity College, potentially could be embarrassed by your potentially erratic actions. Mr. Louis B. Lloyd, President of Belfinance Securities, Inc., former CEO of Republic New York Securities Corporation and former senior executive of Shearson Lehman Brothers and Morgan Stanley & Co., may find that the potential upside of his mere 10,000-share position in NWH is capitated by his association with a man of your apparent character.

WITH HIPAA GAINING MOMENTUM AND SET TO CRASH ON THE SHORES OF U.S. HEALTHCARE CUSTOMERS IN THE NEXT FEW MONTHS, THE FULL VALUE OF NWH'S ENS DIVISION SHOULD BE APPARENT TO ANY POTENTIAL BUYER. ENS' customers, both current and prospective, must become compliant through software and IT solutions like those offered by ENS or face major repercussions. These HIPAA-compliant solutions must limit access to protected data and provide audit trails about those who access files for privacy and security rules. More relevant to NWH's Electronic Network Systems (ENS) division, any healthcare company must ensure HIPAA-compliance with any provider or intermediary payer directly (EDI) connected to their systems for eligibility inquiry, claim status inquiry remittance and advice distribution. ENS's PASS (Pre-Adjudication Software System), which assists payers improve the ratio of electronic claims that can be auto-adjudicated, is simply in the right place at the right time. It has been incumbent upon you, ever since you began the rumored auction process for ENS many months ago, to find the buyer willing to offer NWH the highest price and thus capitalize on the demand spike created by HIPAA's looming deadline. To date, you appear to have failed to accomplish this task, despite rumored interest (Yahoo! Finance: http://messages.yahoo.com and enter symbol "NWIR") from the likes of Proxymed, Inc. (NASDAQ: PILL) and others.

Since Michael Specchio's propitiously-timed development and sale of South Florida Television to BellSouth for some $50 million in stock six years ago, NWH has to its credit very little that has elevated the Company's shares. I am not sure how much longer you expect NWH's shareholders to tolerate your disrespectful non-performance in maximizing shareholder value. However, I can tell you that Chapman Capital L.L.C., overseeing an initial investment position in NWH that the IRS deems "long term," has reached its threshold of pain. As a result, WE DEMAND THAT YOU EITHER A) SELL NWH, AS A WHOLE OR THROUGH A TWO-STEP TRANSACTION LED BY THE AUCTION OF ENS, TO THE HIGHEST BIDDER, OR B) SUBMIT YOUR RESIGNATION IMMEDIATELY. Should you gracefully fall on your sword by choosing the latter option, NWH shareholders should rest comfortably knowing that Chapman Capital has lined up several CEO candidates with far more experience in the affairs of ENS than the man they would supercede. Regarding the all-too-familiar subject of litigation, it would not surprise our firm in the least if your knee-jerk reaction to this dispatch were to phone one of your many legal counselors to initiate spurious litigation against NWH's own shareholder. Please be on notice that our firm salivates at the idea of commencing the discovery process on NWH's records as we seek to confirm other suspicions we have regarding your tenure at the Company.

                                         Very truly yours,


                                         [/s/ _____________]
                                         Robert L. Chapman, Jr.


cc:    NWH, Inc. Board of Directors:
       Thomas R. DiBenedetto (Co-owner, Boston Red Sox)
       Michael A. McManus, Jr. (CEO/President, Misonix Inc.; and
                                    former CEO, New York Bancorp Inc.; and
                                    former Ronald Perelman policymaker; and
                                    former Pres. Ronald Reagan assistant; and former Pres. Gerald Ford special assistant)
       Louis B. Lloyd (former senior executive, Shearson Lehman Brothers; and
                         former senior executive, Morgan Stanley & Co.)
       Vincent Tese (former advisor, NY Governor Mario Cuomo)